Exhibit 7.1

Explanation of ratio calculations

Other financial data	2015	2014*	2013*	2012*	2011*
Basic and diluted (loss)/earnings per ordinary share from
continuing operations - pence (1)	(27.7)	0.5	(85.0)	(58.9)	(19.8)
Share price per ordinary share at year end - £	3.02	3.94	3.38	3.25	2.02
Market capitalisation at year end - £bn	35.1	45.2	38.2	36.3	22.3
Net asset value per ordinary share - £	4.66	5.12	5.23	6.30	6.90
Return on average total assets (5)	(0.2%)	(0.3%)	(0.7%)	(0.4%)	(0.1%)
Return on average total equity (5)	(2.9%)	(4.6%)	(12.8%)	(7.8%)	(2.8%)
Return on average ordinary shareholders' equity (4)	(4.0%)	(6.5%)	(14.7%)	(8.9%)	(3.1%)
Average total equity as a percentage of average total assets	6.0%	5.8%	5.5%	5.2%	4.9%
Risk asset ratio - Tier 1 (5)	19.1%	13.2%	13.1%	12.4%	13.0%
Risk asset ratio - Total (5)	24.7%	17.1%	16.5%	14.5%	13.8%
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	0.17	1.52	(0.51)	0.13	0.78
- excluding interest on deposits	(1.17)	2.61	(5.12)	(3.73)	(0.86)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	0.19	1.67	(0.55)	0.13	0.78
- excluding interest on deposits	(1.60)	3.58	(6.95)	(4.80)	(0.86)

*Restated - refer to page 267 for further details.

Notes:

(1)	None of the convertible securities had a dilutive effect in the years 2011 to 2015.

(2)	Return on average total assets represents loss attributable to ordinary shareholders as a percentage of average total assets.

(3)	Return on average total equity represents loss attributable to equity owners expressed as a percentage of average shareholder funds.

(4)	Return on average ordinary shareholders' equity represents loss attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.

(5)	2015 and 2014 are calculated on a PRA transitional basis; 2011 to 2013 are calculated on a Basel 2.5 basis.

(6)	For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(7)	The earnings for the years ended 31 December 2015, 2013, 2012, and 2011, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2015, 2013, 2012 and 2011 was £3,088 million, £9,247 million, £6,353 million and £1,860 million, respectively. The coverage deficiency for fixed charges for the years ended 31 December 2015, 2013, 2012 and 2011 was £2,703 million, £8,849 million, £6,052 million and £1,860 million, respectively.